                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ---------------------------

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No._____)*


                          On Stage Entertainment, Inc.
                          ---------------------------
                                 Name of Issuer

                                  Common Stock
                          ---------------------------
                         (Title of Class of Securities)

                                   68219Q 10 6
                          ---------------------------
                                  CUSIP Number


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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_______________________________________________________________________________
|
|CUSIP No.  68219Q 10 6               13G                  Page 2 of 5 Pages
|_______________________________________________________________________________
|       |
|   1   |    NAME OF REPORTING PERSON
|       |    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|       |
|       |         John W. Stuart
|_______|_______________________________________________________________________
|       |
|   2   |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
|       |                                                          (b)  [ ]
|_______|_______________________________________________________________________
|       |
|   3   |    SEC USE ONLY
|_______|_______________________________________________________________________
|       |
|   4   |    CITIZENSHIP OR PLACE OF ORGANIZATION
|       |          United States of America
|_______|_______________________________________________________________________
               |     |
               |  5  |   SOLE VOTING POWER
               |     |       3,982,760 (1)
               |_____|__________________________________________________________
 NUMBER OF     |     |
   SHARES      |  6  |   SHARED VOTING POWER
BENEFICIALLY   |     |       -0-
  OWNED BY     |_____|__________________________________________________________
    EACH       |     |
  REPORTING    |  7  |   SOLE DISPOSITIVE POWER
   PERSON      |     |       3,982,760(1)
    WITH       |_____|__________________________________________________________
               |     |
               |  8  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|__________________________________________________________
|      |
|   9  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |        3,982,760(1)
|______|________________________________________________________________________
|      |
|  10  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
|      |                                                              [ ]
|______|________________________________________________________________________
|      |
|  11  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
|      |        60.5%
|______|________________________________________________________________________
|      |
|  12  |   TYPE OF REPORTING PERSON*
|      |         IN
|______|________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13G
                            -------------------------
                                 JOHN W. STUART


         1. Includes 382,790 shares of Common Stock issuable by Mr. Stuart to third parties upon the exercise of options granted by him. Of such grants, options to purchase 100,000 shares of Common Stock are currently exercisable, options to purchase 142,292 shares of Common Stock became exercisable on February 9, 1998 and options to purchase 140,498 shares of Common Stock become exercisable on August 13, 1998.


                                                 Page 3 of 5 pages



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                         SCHEDULE 13G

Item 1. (a) Name of Issuer: On Stage Entertainment, Inc., a Nevada corporation (the "Company")

         (b) Address of Issuer's Principal Executive Offices: 4625 W. Nevso Drive, Las Vegas, Nevada 89103

Item 2.  (a)  Name of Person Filing:  John W. Stuart

         (b)  Address of Principal Business Office or, if none, Residence:
         Mr. John W. Stuart, 4625 W. Nevso Drive, Las Vegas, Nevada  89103

         (c)  Citizenship: United States of America

         (d) Title of Class of Securities: Common Stock

         (e)  CUSIP Number: 68219Q 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13-d-2(b), check whether the person filing is a: N/A

Item 4. Ownership. For information concerning the ownership of Common Stock of the Company by Mr. Stuart, see Items 5 through 9 and 11 of the cover page to this Schedule 13G and the footnote thereto.

Item 5.  Ownership of Five Percent or Less of a Class.  N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.
         See the cover page of this Schedule 13G and the footnote thereto.

Item 9.  Notice of Dissolution of Group.  N/A

Item 10. Certification.  N/A


                                                 Page 4 of 5 pages

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                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 13, 1998
-------------------------
Date



/s/ John W. Stuart
-------------------------
Name



John W. Stuart
-------------------------
Name














                                                 Page 5 of 5 pages